Exhibit 99.1

SuperX Commences Production at First Global Supply Center

Strategic location in Japan leverages local engineering excellence to serve global markets.

OSAKA, Japan, January 30, 2026 – SuperX AI Technology Limited (NASDAQ: SUPX) ("the Company" or "SuperX"), an emerging AI Data Center infrastructure solutions provider, today announced the official start of production at its newly established SuperX Global Supply Center in Japan. Located in Tsu City, Mie Prefecture, Japan, this facility represents SuperX’s primary supply hub. The commencement of production at this facility marks the Company's transition from engineering and preparation to scaled commercial production. Located in Japan, this center is established to serve SuperX’s global customer base.

Figure 1: Kagami-biraki Ceremony with SuperX leadership and local representatives, marking the start of production at the Japan Supply Center.

Strategic Rationale & Operational Focus

SuperX selected Japan for its first supply center to integrate Japan’s established industrial capabilities with SuperX’s technical expertise. The center focuses on three pragmatic objectives:

●	Manufacturing Quality: Leveraging Japan’s rigorous execution standards to ensure high reliability for high-performance AI servers.

●	Production Scale: The facility is currently capable of delivering up to 20,000 AI servers annually, providing the capacity needed to fulfill immediate demand, and expandable to fulfil future global orders.

●	Global Export: Serving as a consolidated hub for system integration and logistics, streamlining delivery to international markets.

Market Progress

The commencement of production at the SuperX Global Supply Center supports the Company’s immediate commercial execution. In January, 2026, SuperX has secured customer purchase orders with an estimated total value of USD 910 million. Separately, the Company has also entered into MOUs with several potential customers for the purchase of 5,000 units of AI servers within the next 12 months, with an estimated total order value of up to USD 2.1 billion.

Globalized Support Services

To better support customers through AI server product deployment and post-sales services, SuperX is rolling out a standardized technical service system, including 24/7 response via a global support center based in Singapore, expert-level technical support, and end-to-end services. For domestic Japanese delivery and operations, SuperX combines a global technical team with a local spare-parts network. This enables customizable project implementation services, and tiered SLA-backed on-site maintenance options to support rapid go-live and stable operation.

Figure 2: SuperX Global Supply Center in Japan

Executive Commentary

"This is a foundational moment for SuperX," said Dr. Chenhong Huang, Chairman and CEO of SuperX. "By establishing our first SuperX Global Supply Center in Japan, we are securing the engineering discipline and quality assurance required to compete on a global stage. This facility allows us to control our production standards and deliver reliable, full-stack AI solutions to our customers worldwide."

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company's services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release, including quantities and estimated value of orders and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. The quantities and estimated order value mentioned in the MOUs are non-binding and subject to the execution of purchase orders and definitive agreements .. Actual delivery schedules and value of AI servers may vary based on customer data center readiness and supply chain conditions. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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